# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Uxin Ltd, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building,, No. 16 Guangshun South Avenue, Chaoyang,, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 08/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002081625

## Reporting persons
- RUITING HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,246,677,100; shared voting power 0; sole dispositive power 3,246,677,100; shared dispositive power 0; aggregate amount beneficially owned 3,246,677,100 (5.2% of the class)
  Comment: Note to Row 9: Represents 3,246,677,100 Class A Ordinary Shares of the Issuer held by RUITING HOLDINGS LIMITED ("RUITING").
  
  Note to Row 11: Percentage ownership is calculated based on a total of 61,850,771,119 Class A ordinary shares outstanding, comprising of (i) 61,809,961,258 Class A ordinary shares, excluding 1,698,913,492 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuers share incentive plan, and (ii) 40,809,861 Class B ordinary shares, as disclosed in the Amendment No.5 to Form F-3 registration statement filed by the Issuer on July 28, 2025.
- LEAD TREND INTERNATIONAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); sole voting power 3,246,677,100; shared voting power 0; sole dispositive power 3,246,677,100; shared dispositive power 0; aggregate amount beneficially owned 3,246,677,100 (5.2% of the class)
  Comment: Note to Row 9: LEAD TREND INTERNATIONAL LIMITED ("LEAD TREND") holds 100% equity interest in RUITING. Accordingly, LEAD TREND is deemed to be the beneficial owner of 3,246,677,100 Class A Ordinary Shares of the Issuer directly held by RUITING.
  
  Note to Row 11: Percentage ownership is calculated based on a total of 61,850,771,119 Class A ordinary shares outstanding, comprising of (i) 61,809,961,258 Class A ordinary shares, excluding 1,698,913,492 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuers share incentive plan, and (ii) 40,809,861 Class B ordinary shares, as disclosed in the Amendment No.5 to Form F-3 registration statement filed by the Issuer on July 28, 2025.
- Weiping Liang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,246,677,100; shared voting power 0; sole dispositive power 3,246,677,100; shared dispositive power 0; aggregate amount beneficially owned 3,246,677,100 (5.2% of the class)
  Comment: Note to Row 9: Weiping Liang is the settlor of Weiping Liang Trust, with Trident Trust Company (HK) Limited as the trustee for the benefit of Weiping Liang and his family. Trident Trust Company (HK) Limited directly holds 100% equity interest in LEAD TREND. Accordingly, Weiping Liang is deemed to be the beneficial owner of 3,246,677,100 Class A Ordinary Shares of the Issuer directly held by RUITING.
  
  Note to Row 11: Percentage ownership is calculated based on a total of 61,850,771,119 Class A ordinary shares outstanding, comprising of (i) 61,809,961,258 Class A ordinary shares, excluding 1,698,913,492 Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuers share incentive plan, and (ii) 40,809,861 Class B ordinary shares, as disclosed in the Amendment No.5 to Form F-3 registration statement filed by the Issuer on July 28, 2025.

## Item 1. Issuer
Name of issuer: Uxin Ltd
Address of issuer's principal executive offices: 21/F, Donghuang Building,, No. 16 Guangshun South Avenue, Chaoyang,, BEIJING, CHINA, 100102.

## Item 2. Person Filing
Name of person filing:
RUITING HOLDINGS LIMITED
LEAD TREND INTERNATIONAL LIMITED
Weiping Liang
Address of principal business office or, if none, residence:
RUITING HOLDINGS LIMITED
c/o Commonwealth Trust Limited of P.O. Box 3321,
Drake Chambers, Road Town, Tortola,
British Virgin Islands

LEAD TREND INTERNATIONAL LIMITED
The Bahamas Financial Centre,
Shirley and Charlotte Streets,
P.O. Box N-3023, Nassau, Bahamas

Weiping Liang
1/F No. 129, Lane 555, Yehui Road,
Qingpu District, Shanghai
People's Republic of China
Citizenship:
RUITING HOLDINGS LIMITED - British Virgin Islands
LEAD TREND INTERNATIONAL LIMITED - Bahamas
Weiping Liang - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- RUITING HOLDINGS LIMITED: /s/ Weiping Liang, Weiping Liang/Director (08/20/2025)
- LEAD TREND INTERNATIONAL LIMITED: /s/ Christiaan Leonard DE BRUYN and Wing Yat Day WU, Christiaan Leonard DE BRUYN and Wing Yat Day WU on behalf of T Proteus Limited/Director (08/20/2025)
- Weiping Liang: /s/ Weiping Liang, Weiping Liang (08/20/2025)